Filed by BioCryst Pharmaceuticals, Inc. (Commission File No. 000-23186)
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: Astria Therapeutics, Inc.
Commission File No.: 001-37467

The following communication is being filed in connection with the proposed acquisition of Astria Therapeutics, Inc. (“Astria”) by BioCryst Pharmaceuticals, Inc. (“BioCryst”).

The following email was sent by BioCryst to all employees on October 14, 2025:

Today we issued a press release announcing BioCryst will acquire Astria.

Owners are encouraged to learn more by:
•	Attending the public conference call at 8 a.m. ET (Click here to join)
•	Joining a Special Owners Meeting at 12 p.m. ET. This meeting will not be recorded.

Please note: Due to the nature of this transaction, communications, including written communications, are subject to additional restrictions. We ask that employees limit their communications and not share this press release or other deal-related matters on their personal social media channels or interact with others’ posts containing mention of this transaction. Contact Lauren Iacono with questions.

Important Additional Information will be Filed with the SEC

In connection with the proposed transaction, BioCryst Pharmaceuticals, Inc. (“BioCryst”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Astria Therapeutics, Inc. (“Astria”) and a prospectus of BioCryst (the “proxy statement/prospectus”), and each of BioCryst and Astria may file with the SEC other relevant documents regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BIOCRYST AND ASTRIA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIOCRYST, ASTRIA AND THE POTENTIAL ACQUISITION OF ASTRIA BY BIOCRYST (THE “TRANSACTION”).  When final, a definitive copy of the proxy statement/prospectus will be mailed to Astria stockholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about BioCryst and Astria, free of charge from BioCryst or Astria or from the SEC’s website when they are filed.  The documents filed by BioCryst with the SEC may be obtained free of charge at BioCryst’s website, at www.biocryst.com, or by requesting them by mail at BioCryst Pharmaceuticals, Inc., 4505 Emperor Boulevard, Suite 200, Durham, North Carolina 27703, Attention: Corporate Secretary. The documents filed by Astria with the SEC may be obtained free of charge at Astria’s website, at www.astriatx.com, or by requesting them by mail at Astria Therapeutics, Inc., 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts, 02210, Attention: Investor Relations. The information included on BioCryst’s and Astria’s websites is not incorporated by reference into this communication.

Participants in the Solicitation

BioCryst and Astria and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Astria in respect of the proposed transaction.  Information about BioCryst’s directors and executive officers is available in BioCryst’s proxy statement dated April 24, 2025 for its 2025 Annual Meeting of Stockholders, and other documents filed by BioCryst with the SEC.  Information about Astria’s directors and executive officers is available in Astria’s proxy statement dated April 28, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by Astria with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from BioCryst or Astria as indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based on, among other things, BioCryst management’s and Astria management’s beliefs, assumptions, current expectations, estimates and projections about the economy and BioCryst and Astria and the industry in which they operate.  Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements include statements regarding, among other things, the expected benefits of the Transaction and BioCryst’s ability to recognize the benefits of the Transaction, the anticipated timing of the closing of the Transaction, the anticipated financial impact of the Transaction, BioCryst’s or the combined company’s performance following the Transaction, including future financial and operating results, anticipated approval and commercialization of navenibart, pharmaceutical research and development, such as drug discovery, preclinical and clinical development activities and related timelines, expected HAE portfolio revenue growth and addressable market, anticipated benefits, performance, and competitive positioning of, and market size for, navenibart, potential best-in-class profile of product candidates (including navenibart), and BioCryst’s and Astria’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. BioCryst and Astria caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results.  Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between BioCryst and Astria; the outcome of any legal proceedings that may be instituted against BioCryst or Astria; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction) and Astria stockholder approval or to satisfy any of the other conditions to the Transaction on a timely basis or at all; the possibility that the anticipated benefits of the Transaction, including anticipated synergies, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BioCryst and Astria do business; the significant indebtedness BioCryst expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that the Transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; risks relating to the potential dilutive effect of shares of BioCryst common stock to be issued in the Transaction; BioCryst’s HAE portfolio and revenue growth expectations may not be achieved due to, among other risks, risks related to government actions, including that decisions and other actions, including as they relate to pricing for navenibart, may not be taken when expected or at all, or that the outcomes of such decisions and other actions may not be in line with BioCryst’s current expectations, risks that the FDA, or other applicable regulatory agency, may not provide regulatory clearances or approval for navenibart on the expected timeline or at all, may impose certain restrictions, warnings, or other requirements on products and product candidates (including navenibart), may impose a clinical hold with respect to navenibart, or may withhold, delay, or withdraw market approval for products and product candidates (including navenibart), and risks that navenibart, if approved, may not achieve market acceptance; sustainability of profitability and positive cash flow, and anticipated cash balance, may not meet management’s expectations; statements and projections regarding financial guidance and goals and the attainment of such goals may differ from actual results based on market factors and BioCryst’s ability to execute its operational and budget plans; actual financial results may not be consistent with expectations, including that revenue, operating expenses and cash usage may not be within management’s expected ranges; ongoing and future preclinical and clinical development of product candidates may take longer than expected and may not have positive results; the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials; and other factors that may affect future results of BioCryst, Astria and the combined company.  Additional factors that could cause results to differ materially from those described above can be found in BioCryst’s Annual Report on Form 10-K for the year ended December 31, 2024, BioCryst’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, Astria’s Annual Report on Form 10-K for the year ended December 31, 2024, Astria’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, and in other documents BioCryst and Astria file with the SEC, which are available on the SEC’s website at www.sec.gov.